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                             October 4, 2023

       Bryan R. McKeag
       Chief Financial Officer
       Heartland Financial USA, Inc.
       1800 Larimer Street
       Suite 1800
       Denver, Colorado 80202

                                                        Re: Heartland Financial
USA, Inc.
                                                            Form 10-Q for
Quarterly Period Ended June 30, 2023
                                                            Filed August 4,
2023
                                                            File No. 001-15393

       Dear Bryan R. McKeag:

            We have conducted a limited review of your quarterly report and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for Quarterly Period Ended June 30, 2023

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Reconciliations

   1. We note your presentation of a non-GAAP measure adjusted tangible common equity
                                                        (   Adjusted TCE   ),
which excludes the impact of accumulated other comprehensive
                                                        income (loss) (   AOCI
 ). Further, we note your disclosure that the measure is considered to be a critical metric
to analyze and evaluate financial condition and capital strength excluding the
variability of accumulated other comprehensive income (loss). Please address the following:
                                                            Tell us and revise
your disclosures, in future filings, to more fully explain what the measure represents
and how it is used to analyze and evaluate financial condition and capital strength.
                                                            Tell us how you
determined the adjustment to exclude accumulated other
                                                             comprehensive
income (loss) is appropriate, including your consideration of whether
 Bryan R. McKeag
Heartland Financial USA, Inc.
October 4, 2023
Page 2
              the adjustment relates to normal, recurring activities of the Company or if it results in individually tailored accounting. Refer to Question 100.04 of the Division of
              Corporation Finance   s Compliance & Disclosure Interpretations
on Non-GAAP
              Financial Measures.
                Tell us whether you will continue to present this measure and adjustment during periods where there is an accumulated other comprehensive gain rather than a loss, which would result in a reduction to your Adjusted TCE. Refer to Question 100.03
              of the Division of Corporation Finance   s Compliance &
Disclosure Interpretations on
              Non-GAAP Financial Measures.
                Tell us how you concluded it was appropriate to not also add back the impact of
              AOCI to the denominator (total tangible assets) so that both the numerator and denominator would be calculated on a consistent basis.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847
with any questions.



FirstName LastNameBryan R. McKeag                               Sincerely,
Comapany NameHeartland Financial USA, Inc.
                                                                Division of
Corporation Finance
October 4, 2023 Page 2                                          Office of
Finance
FirstName LastName